March 2, 2023

Re:	Addentax Group Corp.
Registration Statement on Form S-1
Filed February 21, 2023
No. 333-269409

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Addentax Group Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 1, 2023 with respect to the Registration Statement on Form S-1, No. 333-269409 (“F-1”), submitted on February 21, 2023 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form S-1 (the “Revised S-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1, filed February 21, 2023

Prospectus Summary, page 1

PRC Limitation on Overseas Listing and Share Issuance, page 5

1. We note your response to comment 4 and reissue in part. Please disclose that you have not relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business, and disclose why you reached that decision (i.e., the explanation you provided in your response letter).

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on page 5 of the Revised S-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick